UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2018
Commission File Number: 001-33129

ALLOT COMMUNICATIONS LTD.
 (Translation of registrant’s name into English)

22 Hanagar Street
Neve Ne'eman Industrial Zone B
Hod-Hasharon 45240
Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

EXPLANATORY NOTE

On or about August 6, 2018, Allot Communications Ltd. (the “Company”) first distributed copies of its proxy statement for the Annual General Meeting of Shareholders of the Company (the “Meeting”) to be held on September 6, 2018, in Israel, to its shareholders. A copy of the proxy statement is also available on the Company’s website at www.allot.com.

Furnished herewith as Exhibits 99.1 and 99.2, respectively, are the following documents:

1.	Proxy statement for the Meeting, dated August 6, 2018.

2.	Proxy card for use in connection with the Meeting.

Exhibit 99.1 to this Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on February 14, 2007 (File No. 333-140701), on February 14, 2008 (File No. 333-149237),  May 18, 2009 (File No. 333-159306), March 2, 2010 (File No. 333-165144), February 28, 2011 (File No. 333-172492), April 17, 2012 (File No. 333-180770), March 21, 2013 (File No. 333-187406), March 26, 2014 (File No. 333-194833), March 26, 2015 (File No. 333-203028),  March 28, 2016 (File No. 333-210420), March 23, 2017 (File No. 333-216893) and March 22, 2018 (File No. 333-223838).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Allot Communications Ltd. By: /s/ Daniella Naveh Daniella Naveh Deputy General Counsel

Date: August 6, 2018

EXHIBIT INDEX

Exhibit Number	Description

99.1	Proxy statement for the Annual General Meeting of Shareholders of the Company to be held on September 6, 2018.

99.2	Proxy card for use in connection with the Annual General Meeting of Shareholders of the Company to be held on September 6, 2018.